Exhibit 2.1

PATENT ASSIGNMENT AGREEMENT

between

EASTMAN KODAK COMPANY

and

OMNIVISION TECHNOLOGIES, INC.

dated as of March 31, 2011

PATENT ASSIGNMENT AGREEMENT

THIS PATENT ASSIGNMENT AGREEMENT (this “Assignment Agreement”) is made as of March 31, 2011 (the “Closing Date”), by and between EASTMAN KODAK COMPANY, a New Jersey corporation having its principal place of business at 343 State Street, Rochester, New York 14650 (“Kodak”), and OMNIVISION TECHNOLOGIES, INC., a Delaware corporation having its principal place of business at 4275 Burton Drive, Santa Clara, California 95054 (“Buyer”).

WHEREAS, Kodak has patented certain technology relating to complementary metal oxide image sensors, which patents Kodak desires to sell to Buyer, and which Buyer desires to purchase from Kodak; and

WHEREAS, Kodak and Buyer desire to enter into such other agreements as set forth in this Assignment Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1.           Certain Definitions.  In addition to any other terms defined herein, the following terms will have the following meanings when used in this Assignment Agreement:

“Affiliate” means, with respect to any Person, any Person that is Controlled by, or under common Control with, such other Person at any time during the period for which the determination of affiliation is being made; provided, however, that in each case such Person will be deemed an Affiliate only so long as such Control exists.

“Ancillary Agreements” means those agreements or instruments specified in Section 3.2.

“Assigned Contract” means that certain Intellectual Property License Agreement between Kodak and National, dated September 7, 2004.

“Assigned Patents” means those Patents listed on Exhibit A.

“Assignment Agreement” has the meaning set forth in the preamble.

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.2(a)(iii).

“Assignment Holdback Amount” means One Million Dollars ($1,000,000).

“Assumed Liabilities” has the meaning set forth in Section 2.2.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnified Party(ies)” has the meaning set forth in Section 6.1(a).

“Cash Purchase Price” has the meaning set forth in Section 3.1.

“Claim” has the meaning set forth in Section 6.3(c).

“Claim Notice” has the meaning set forth in Section 6.3(c).

“Closing” means the consummation of the Transaction.

“Closing Date” has the meaning set forth in the preamble.

“Control” (and all of its correlative meanings) of an entity means ownership or control, direct or indirect, of (a) more than fifty percent (50%) of the then-outstanding shares or securities of such entity representing the right to vote generally for the election of directors or other managing authority, (b) if such entity does not have outstanding shares or securities, more than fifty percent (50%) of the then-outstanding ownership interests representing the right to make the decisions for such entity, or (c) the power to appoint a majority of directors or other management authority of such entity or otherwise effectively direct the affairs of the entity, whether by agreement, ownership of shares, securities or equity interests or otherwise.

“Co-Owned Patents” means the following Patents, each of which Kodak jointly-owns with a third party: United States Patent Nos. 6,320,617 (to Kodak’s knowledge, jointly owned with California Institute of Technology), 7,675,097 and foreign counterparts of the same (to Kodak’s knowledge, jointly owned with International Business Machines Corp.) and 6,100,556 (originally owned with Motorola, Inc.).

“Disputed Items” has the meaning set forth in Section 6.3(e).

“Indemnification Cap” has the meaning set forth in Section 6.2(a).

“Indemnification Holdback” has the meaning set forth in Section 6.3(a).

“Indemnification Holdback Amount” means Five Million Five Hundred Thousand Dollars ($5,500,000).

“Indemnification Holdback Period” has the meaning set forth in Section 6.3(a)

“Indemnified Parties” has the meaning set forth in Section 6.9.

“Kodak” has the meaning set forth in the preamble.

“Kodak Indemnified Party(ies)” has the meaning set forth in Section 6.1(b).

“License Agreements” has the meaning set forth in Section 3.2(a)(ii).

“Losses” means losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other reasonable out-of-pocket expenses incurred in investigating, preparing or defending the foregoing), excluding those consequential and other damages specified in Section 6.10.

“Mediator” has the meaning set forth in Section 6.3(e).

“National” means National Semiconductor Corporation, a Delaware corporation.

“Notice Period” has the meaning set forth in Section 6.3(c).

“Patents” means all United States and foreign patents and applications therefor, including all inventions described or claimed therein, and all reissues, divisions, renewals, revisions, revivals, reexaminations, extensions, provisional patent applications, continuations, continuing prosecution applications and continuations-in-part thereof.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, government agency, authority, official or instrumentality of any government, court, tribunal or any self-regulatory or quasi-governmental organization or statutory authority, or any other entity or organization.

“Third Party Claim” has the meaning set forth in Section 6.4.

“Third Party Defense” has the meaning set forth in Section 6.4(b).

“Third Party Notice of Claim” has the meaning set forth in Section 6.4(a).

“Transaction” means the purchase and sale of, and the license back to Kodak under, the Assigned Patents, the purchase and sale of the Assigned Contract, and the assumption by Buyer of the Assumed Liabilities, all as herein provided.

Section 1.2.           Interpretation.  The words “herein,” “hereof,” and “hereunder” and words of similar import refer to this Assignment Agreement as a whole and not to any particular provision of this Assignment Agreement.  Wherever the word “include,” “includes,” or “including” is used in this Assignment Agreement, it will be deemed to be followed by the words “without limitation.”  References to (a) “Article” or “Section” are to the respective Articles and Sections of this Assignment Agreement, and references to “Exhibit” are to the respective Exhibits annexed hereto, (b) a “party” means a party to this Assignment Agreement and such party’s successors and permitted assigns, and references to a “third party” mean a Person that is not a party to this Assignment Agreement, (c) “law” refers to and includes all applicable laws, ordinances, rules, regulations, codes, orders, injunctions, judgments or decrees or judicial or administrative doctrines promulgated or issued by any governmental entity, and (d) $ or “dollars” refer to United States dollars.  Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

ARTICLE II.
ASSIGNMENT OF PATENTS; ASSIGNMENT AND ASSUMPTION OF AGREEMENT

Section 2.1.           Assignment of Patents.  On the terms and subject to the conditions set forth herein, and subject to any previously granted non-exclusive licenses (none of which are assigned to Buyer), Kodak hereby assigns, conveys, sells and transfers to Buyer, effective as of Closing, and Buyer purchases and accepts from Kodak, effective as of Closing, all of Kodak’s right, title and interest throughout the world in and to the Assigned Patents, including any right that Kodak has to sue for past, present or future infringement, misappropriation or violation of rights relating to the Assigned Patents and to retain any damages and profits due or accrued and any and all other rights and interests arising out of, in connection with or relating to the Assigned Patents.

Section 2.2.           Assignment and Assumption of Agreement.  On the terms and subject to the conditions set forth herein, Kodak hereby assigns, conveys, sells and transfers to Buyer, effective as of Closing, and Buyer purchases and accepts from Kodak, effective as of Closing, all of Kodak’s right, title and interest in and to the Assigned Contract.  Buyer will assume, pay, discharge and perform when due all liabilities and obligations under the Assigned Contract arising and relating to a period, event or circumstance on or after Closing (other than a liability arising from any breach by Kodak that occurred prior to Closing) (the “Assumed Liabilities”).  Except for the Assumed Liabilities and all claims, obligations or liabilities related to the ownership of the Assigned Patents after Closing, Buyer does not assume, nor will it be liable for, any claims, obligations or liabilities of Kodak.

ARTICLE III.
PURCHASE PRICE; CLOSING

Section 3.1.           Purchase Price.  In consideration for the sale, assignment, transfer, conveyance, and delivery of the Assigned Patents and the Assigned Contract to Buyer, Buyer will (a) pay to Kodak an amount equal to Sixty Five Million Dollars ($65,000,000) (the “Cash Purchase Price”) and (b) assume the Assumed Liabilities.

Section 3.2.           Closing; Closing Deliveries.  Closing will take place at the offices of Kodak’s counsel, Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York 14604, at 9:00 a.m., local time in Rochester, New York, on the Closing Date and will be deemed to have occurred at 12:01 a.m. (Rochester, New York time) on the Closing Date (i.e. 12:01 a.m. on March 31, 2011).  At Closing the parties will take the following actions or make the following deliveries:

(a)           Kodak’s Deliveries.  At Closing, Kodak will deliver or cause to be delivered to Buyer the following documents:

(i)            a duly executed general assignment with respect to the Assigned Patents (it being understood that Kodak will deliver jurisdiction-specific assignments, suitable for recordation or filing in relevant jurisdictions, in accordance with Section 5.6);

(ii)           a counterpart of the license agreements, in the forms attached to Exhibit B (the “License Agreements”), duly executed by Kodak; and

(iii)          a duly executed assignment and assumption agreement in form and substance reasonably acceptable to the parties delivering and assigning the Assigned Contract to Buyer (the “Assignment and Assumption Agreement”).

(b)           Buyer’s Deliveries.  At Closing, Buyer will deliver or cause to be delivered to Kodak:

(i)            the Cash Purchase Price, minus the Indemnification Holdback Amount, minus the Assignment Holdback Amount, by wire transfer of immediately available funds to the following bank account (or such other method of delivery mutually agreed by Kodak and Buyer), and Kodak will have received all of the same on the Closing Date:

Citibank N.A. New York, NY

399 Park Avenue

New York, NY 10043

Eastman Kodak Company

Account No.: 40658982

Account Type: Checking

Bank ABA Routing No.: 021000089

Description-Reference: CMOS Patent Sale

(ii)           a counterpart of the License Agreements, duly executed by Buyer; and

(iii)          a counterpart of the Assignment and Assumption Agreement, duly executed by Buyer.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES

Section 4.1.           Kodak’s Representations and Warranties.  Kodak represents and warrants the following to Buyer:

(a)           Organization and Power.  Kodak is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.

(b)           Corporate Authorization.  Kodak has full corporate power and authority to execute and deliver this Assignment Agreement and to perform its obligations hereunder.  The execution, delivery and performance by Kodak of this Assignment Agreement have been duly and validly authorized and no additional corporate authorization or consent is required in connection therewith.  Kodak is not insolvent and will not be rendered insolvent as a result of Closing.

(c)           Approvals; Non-Contravention.  No consent, approval, waiver, authorization or novation is required to be obtained by Kodak from, and no notice or filing is required to be given by Kodak to or made by Kodak with, any Person in connection with the execution, delivery and performance by Kodak of this Assignment Agreement, except for those the failure of which to obtain, give or make would not prevent consummation of the Transaction or materially impair the ability of Kodak to perform its obligations hereunder.  The execution, delivery and performance by Kodak of this Assignment Agreement and the consummation of the Transaction, do not and will not: (a) violate any provision of the articles of incorporation, bylaws or other organizational documents of Kodak, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Kodak under, any agreement, contract, lease, sublease, arrangement, commitment or license to which Kodak is a party or by which any of its assets is bound, or (c) violate or result in a breach of or constitute a default under any law to which Kodak is subject.

(d)           Binding Effect.  This Assignment Agreement has been duly executed and delivered by Kodak.  This Assignment Agreement, when executed and delivered by Buyer, will constitute the valid and legally binding obligation of Kodak, enforceable against Kodak in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e)           Ownership of Assigned Patents.  Except for the Co-Owned Patents, which Kodak jointly owns with third parties, Kodak owns all Assigned Patents.  Kodak has the right to transfer the Assigned Patents (other than the Co-Owned Patents) and its ownership interest in the Co-Owned Patents to Buyer, in each case, effective at Closing free and clear of any encumbrances, liens, security interests, licenses or claims of any nature, except for non-exclusive licenses granted by Kodak to third parties prior to Closing and except for any rights held by the third party who jointly-owns the Co-Owned Patent.

(f)            No Exclusive Licenses.  No Assigned Patent has been exclusively licensed to any Person.

(g)           No License Granted Within Sixty Days Prior to Closing.  Except for digital camera licenses granted to Sakar International, Inc. and Newsan S.A., Kodak has not granted any rights to the Assigned Patents to any third party in the sixty (60) days prior to the Closing Date.

(h)           Bankruptcy.  Kodak is not a party to, nor has it entered into or been a party to, any bankruptcy or similar proceedings that relate to the Assigned Patents.

(i)            No Litigation.  For each and all of the Assigned Patents, there have not been and are not currently pending any litigation, administrative proceeding or other action of which Kodak has received written notice, including any opposition, interference, cancellation, reexamination, reissuance, governmental or agency proceeding.

(j)            No Threats.  Kodak has not received any: (i) written notice or other written threat challenging the validity or enforceability of any Assigned Patent, including any challenges to the inventorship, ownership, propriety of any patent office or governmental proceedings, licensing practices or other activity related thereto, or (ii) written legal assertion against Kodak to prevent, limit or otherwise hinder the use or exercise of the Assigned Patents.

(k)           Consent.  Each Kodak employee who was the inventor of an Assigned Patent during his or her employment with Kodak executed an assignment agreement that assigns such inventor’s entire right, title and interest in and to the Assigned Patent to Kodak.  To the knowledge of Kodak, based solely on a representation provided to Kodak by National in Section 3.11(c) of a certain Asset Sale Agreement between them dated September 7, 2004, each non-Kodak employee inventor of the Assigned Patents listed on Schedule 4.1(k), executed a valid, written and proper assignment that assigns such inventor’s entire right, title and interest in and to the Assigned Patents to National, Kodak’s predecessor in interest to such Assigned Patents.  All inventors of the Assigned Patents not listed on Schedule 4.1(k) were employees of Kodak at the time they contributed to the conception and reduction to practice of each invention claimed in the applicable Assigned Patent.

Section 4.2.           Buyer’s Representations and Warranties.

(a)           Organization and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

(b)           Corporate Authorization.  Buyer has full corporate power and authority to execute and deliver this Assignment Agreement and to perform its obligations hereunder.  The execution, delivery and performance by Buyer of this Assignment Agreement have been duly and validly authorized and no additional corporate authorization or consent is required in connection therewith.

(c)           Approvals; Non-Contravention.  No consent, approval, waiver, authorization or novation is required to be obtained by Buyer from, and no notice or filing is required to be given by Buyer to or made by Buyer with, any Person in connection with the execution, delivery and performance by Buyer of this Assignment Agreement.  The execution, delivery and performance by Buyer of this Assignment Agreement and the consummation of the Transaction, do not and will not: (a) violate any provision of the articles of incorporation, bylaws or other organizational documents of Buyer, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer under, any agreement, contract, lease, sublease, arrangement, commitment or license to which Buyer is a party or by which any of its assets is bound, or (c) violate or result in a breach of or constitute a default under any law to which Buyer is subject.

(d)           Binding Effect.  This Assignment Agreement has been duly executed and delivered by Buyer.  This Assignment Agreement, when executed and delivered by Kodak, will constitute the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e)           Funding; Solvency.  Buyer has, without the need to obtain any third party debt or equity financing, sufficient and unencumbered funds to consummate the Transaction and pay the Cash Purchase Price.  Buyer is not insolvent and will not be rendered insolvent as a result of Closing.

Section 4.3.           No Other Representations or Warranties.  Except for the representations and warranties expressly contained in Section 4.1 and Section 4.2, none of Kodak, Buyer or any other Person makes any other express or implied representation or warranty to the others.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE ASSIGNED PATENTS ARE ASSIGNED, “AS IS,” WITHOUT ANY WARRANTY OF ANY KIND, AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS, TO THE EXTENT

PERMITTED BY APPLICABLE LAW, ANY AND ALL CONDITIONS OR WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTIES OF OR RELATED TO TITLE, NON-INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OR ENFORCEABILITY.  NOTWITHSTANDING ANYTHING CONTAINED IN THIS ASSIGNMENT AGREEMENT, NOTHING CONTAINED IN THIS ASSIGNMENT AGREEMENT WILL CONSTITUTE A LIMITATION OR WAIVER OF ANY PARTY TO ANY CLAIMS FOR FRAUD.

ARTICLE V.
CERTAIN COVENANTS

Section 5.1.           Further Assurances and Assistance.  Each party will use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable in order to consummate and make effective the Transaction.  The parties will execute any documents, instruments or conveyances that may be reasonably necessary or advisable to carry out the Transaction.

Section 5.2.           Transfer of Prosecution Files.  Within thirty (30) days after Closing, Kodak will deliver to Buyer, to the extent they exist in Kodak’s files (a) original letters patent for the Assigned Patents, (b) originals of all assignment agreements for the Assigned Patents, (c) each patent prosecution (docket) file for each of the Assigned Patents, and (d) a schedule of all actions or maintenance fees due within sixty (60) days following Closing.  If Buyer desires to contact and/or obtain prosecution files from a non-Kodak attorney of record of any Assigned Patent, Kodak will reasonably assist Buyer with the same.

Section 5.3.           Taxes and Other Fees.  Buyer will bear and be liable for all excise, sales, use, value added, withholding, transfer, stamp, documentary, filing, recordation and other similar taxes or governmental fees (including fees to record any assignments to Assigned Patents in any jurisdictions) that may be imposed or assessed as a result of the Transaction, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and it may not deduct or withhold any amount from the Cash Purchase Price.  Without limiting the foregoing, Buyer will timely remit to the appropriate taxing authorities all taxes, levies or other imposts as required by law, including any withholding taxes imposed on the payment of the Cash Purchase Price to Kodak, and will provide Kodak with written evidence that such payment was made.  Kodak and Buyer will cooperate with each other and take all commercially reasonable steps to (a) file certificates and other documentation with taxing authorities, and (b) legitimately obtain a reduction or elimination of, or credit for, any taxes, levies or other imposts arising from the Transaction.  From and after Closing, Buyer will be solely responsible for any acts and actions required with respect to any of the Assigned Patents, and Kodak will have neither responsibility nor liability to Buyer for any acts or actions not taken by Buyer after Closing.

Section 5.4.           Confidentiality.

(a)           At all times after Closing, Buyer will treat as confidential and will safeguard any and all information, knowledge or data relating to the business of Kodak and its

Affiliates that has become or becomes known to Buyer as a result of the Transaction or Buyer’s due diligence investigations in connection therewith; provided, however, that after Closing Buyer will not be bound under this provision with respect to information exclusively related to the Assigned Patents.  With respect to all such information, knowledge or data, Buyer will use the same standard of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Buyer uses in the protection of other proprietary information of Buyer.  Nothing contained in this Section 5.4 will in any way restrict or impair the right of Buyer to use, disclose or otherwise deal with information which (i) is or becomes a matter of public knowledge through no fault of Buyer, (ii) was already in Buyer’s possession at the time of disclosure of the information to it, and was not acquired, directly or indirectly, under any obligation of confidentiality to Kodak or its Affiliates or to any other Person, (iii) is rightfully received by Buyer from a Person having no duty of confidentiality to Kodak, (iv) is independently developed by Buyer, or (v) is disclosed as required by any law after reasonable prior notice to Kodak and an opportunity to seek a protective order or similar relief.  Buyer will have the burden of proving the applicability of any provision of this Section 5.4(a)(i)-(iv) to any particular set of facts.

(b)           At all times after the Closing Date, Kodak will treat as confidential and will safeguard any and all information, knowledge or data relating to the Assigned Patents.  With respect to all such information, knowledge or data, Kodak will use the same standard of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Kodak uses in the protection of other proprietary information of Kodak.  Nothing contained in this Section 5.4 will in any way restrict or impair the right of Kodak to use, disclose or otherwise deal with information which (i) is or becomes a matter of public knowledge through no fault of Kodak, (ii) is rightfully received by Kodak from a Person having no duty of confidentiality to Buyer, (iii) is independently developed by Kodak after the Closing Date, or (iv) is disclosed as required by any law after reasonable prior notice to Buyer and an opportunity to seek a protective order or similar relief.  Kodak will have the burden of proving the applicability of any provision of this Section 5.4(b)(i)-(iv) to any particular set of facts.

Section 5.5.           Public Disclosure.  Notwithstanding anything herein to the contrary, except as may be required to comply with the requirements of any law and the rules and regulations of each stock exchange upon which the securities of either of the parties is listed, neither party will issue or cause to be issued a press release or similar public announcement or communication, subsequent to the Closing Date, concerning the Transaction or the execution, performance or terms of this Assignment Agreement unless such press release or similar public announcement or communication is mutually agreed upon by the parties or is consistent with a prior press release or similar public announcement or communication that was mutually agreed upon by the parties.

Section 5.6.           Assignment Holdback Amount.  As soon as possible after Closing, Kodak will deliver jurisdiction-specific assignments with respect to the Assigned Patents suitable for recordation or filing in relevant jurisdictions.  Buyer will retain the Assignment Holdback Amount until Buyer will have successfully recorded the ownership of the Assigned Patents in Buyer’s name with the United States Patent and Trademark Office (or international equivalent). Within thirty (30) days after Kodak has delivered an assignment with respect to such Assigned

Patent(s) to Buyer, Buyer will, within five (5) days thereafter, notify Kodak if any such assignment(s) was rejected by the United States Patent and Trademark Office (or international equivalent) and the reason(s) for such rejection. If Buyer fails to provide Kodak notice within such five (5) day period that any such assignment with respect to the applicable Assigned Patent(s), then such assignment will be deemed to have been “successfully recorded” for purposes of this Section 5.6.  If Buyer provides Kodak timely notice under this Section 5.6 as to the rejection of any assignment, Kodak will provide Buyer, within forty-five (45) days after Kodak received Buyer’s notice, a revised assignment for recording of the covered Assigned Patents and such revised assignment shall be subject to this Section 5.6 as if it was the originally provided assignment.

ARTICLE VI.

INDEMNIFICATION

Section 6.1.           Indemnification.

(a)           Kodak Indemnification.  Kodak will save, defend, indemnify and hold harmless Buyer and its Affiliates and their respective officers, directors, agents, representatives and employees, successors and assigns of each of the foregoing (each, a “Buyer Indemnified Party,” and collectively, the “Buyer Indemnified Parties”) from and against any and all Losses, asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to: (i) any breach of any representation or warranty made by Kodak contained in this Assignment Agreement, and (ii) any breach of any covenant or agreement by Kodak contained in this Assignment Agreement.

(b)           Buyer Indemnification.  Buyer will save, defend, indemnify and hold harmless Kodak and its Affiliates and their respective officers, directors, agents, representatives and employees, successors and assigns of each of the foregoing (each, a “Kodak Indemnified Party,” and collectively, the “Kodak Indemnified Parties”) from and against any and all Losses, asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to: (i) any breach of any representation or warranty made by Buyer contained in this Assignment Agreement, (ii) any breach of any covenant or agreement by Buyer contained in this Assignment Agreement and (iii) the Assumed Liabilities.

Section 6.2.           Limitations.

(a)           Kodak will not be required to indemnify the Buyer Indemnified Parties under Section 6.1(a)(i) for an aggregate amount of Losses exceeding Fifteen Million Dollars ($15,000,000) (the “Indemnification Cap”).

(b)           Buyer will not be required to indemnify the Kodak Indemnified Parties under Section 6.1(b)(i) for an aggregate amount of Losses exceeding the Indemnification Cap.

Section 6.3.           Indemnification Holdback.

(a)           Holdback.  Buyer will retain the Indemnification Holdback Amount from Closing until December 31, 2011 (the “Indemnification Holdback Period”) and will dispose of the Indemnification Holdback Amount only in accordance with this Section 6.3 (the “Indemnification Holdback”).

(b)           Initial Source for Indemnification.  Buyer Indemnified Parties will first satisfy their claims for indemnification for any Loss or Losses arising pursuant to Section 6.1(a) in full from the Indemnification Holdback before seeking any further indemnification under this Assignment Agreement directly from Kodak.  No portion of the Assignment Holdback Amount will be used to satisfy any indemnification claims of a Buyer Indemnified Party for any Loss arising pursuant to Section 6.1(a).

(c)           Claims.  If a Buyer Indemnified Party believes that it is entitled to indemnification from Kodak under Section 6.1(a), Buyer will promptly deliver to Kodak, prior to the expiration of the Indemnification Holdback Period, a written notice (a “Claim Notice”) specifying the basis for such indemnification claim in reasonable detail (a “Claim”), the amount sought therefore by the Buyer Indemnified Party from the Indemnification Holdback Amount or Buyer’s good faith estimate thereof, as the case may be, and instructions for payment of the Claim.  To the extent that Kodak agrees with the Claim (or fails to notify Buyer within thirty (30) days after receipt of such Claim (the “Notice Period”) that it disputes such Claim), Buyer will pay the aggregate amount thereof to itself out of the Indemnification Holdback Amount.  To the extent that Kodak notifies Buyer within the Notice Period that it disputes the Claim, the dispute will be resolved in accordance with Section 6.3(e).  A delay or failure by Buyer to promptly notify Kodak of a Claim will relieve Kodak of its obligations under this Article VI, only to the extent, if at all, that Kodak is prejudiced by reason of such delay or failure.

(d)           Release upon Expiration of the Indemnification Holdback Period.  If, upon expiration of the Indemnification Holdback Period, there are one or more Claims of any Buyer Indemnified Party for which Claim Notice(s) have been given, but which have not yet been resolved, Buyer will retain of the Indemnification Holdback the aggregate amount of all such Claims, pending resolution thereof in accordance with Section 6.3(e).  Upon expiration of the Indemnification Holdback Period, Buyer will deliver to Kodak the balance, if any, of the Indemnification Holdback Amount after deducting the amount retained pending the resolution of any Claims which have not been resolved as described in the preceding sentence.

(e)           Resolution of Claims.  To the fullest extent possible, a representative from Kodak and a representative from Buyer will use their commercially reasonable efforts to resolve all Claims in good faith.  To the extent that such representatives are unable to fully resolve any Claim within fifteen (15) days after Buyer receives notice that Kodak disputes such Claim, the remaining disputed items (the “Disputed Items”) will be settled exclusively by binding mediation.  Mediation will be conducted by a mediator mutually agreed upon by Kodak and Buyer, and, if Kodak and Buyer cannot agree on a mediator, each of Kodak and Buyer will select a mediator and the two selected mediators will select an independent third mediator, which third mediator, will be the sole mediator to conduct the mediation in such location as chosen by the mediator (the mediator selected hereunder is referred to as the, “Mediator”).  The decision by the Mediator will be in writing and will resolve all Disputed Items and be binding on the parties, and, if necessary, any decision by the mediator may be entered in any court of record having jurisdiction over the subject matter or over the party against whom the judgment is being enforced.  The Mediator will address only the Disputed Items and may not assign a value greater than the greatest value claimed for such items by either party or smaller than the smallest value claimed for such items by either party.  The fees, costs and expenses of the Mediator will be allocated to and borne by Buyer and Kodak based on the inverse of the percentage that the Mediator’s determination of the Disputed Items bears to the total value of the Disputed Items originally submitted to the Mediator.  For example, should the value of the Disputed Items total $1,000, and should the Mediator award $600 in favor of Buyer’s position and $400 in favor of Kodak’s position, then 60% of the costs of engaging the Mediator would be borne by Kodak and 40% would be borne by Buyer.

Section 6.4.           Defense of Third Party Claims.

(a)           In the event that a Buyer Indemnified Party becomes aware of any claim or demand by a third party, or other circumstance or state of facts which could reasonably give rise to any claim or demand by a third party, for which Kodak may become obligated under Section 6.1(a) to indemnify such Buyer Indemnified Party (a “Third Party Claim”), Buyer will promptly notify Kodak in writing of such Third Party Claim (a “Third Party Notice of Claim”).  Delay or failure in so notifying Kodak will relieve Kodak of its obligations under this Article VI only to the extent, if at all, that Kodak is prejudiced by reason of such delay or failure.

(b)           Kodak will have twenty (20) days from the date on which Kodak received the Third Party Notice of Claim to notify Buyer that Kodak desires to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third Party Defense”).  If Kodak fails to assume the defense of any such Third Party Claim within twenty (20) days of the delivery of the Third Party Notice of Claim, Buyer may assume control of the defense of the claim and may employ one legal counsel of its own choosing, which counsel shall be reasonably acceptable to the Kodak.  In all cases, the party without the right to control the defense may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim.  Notwithstanding anything to the contrary contained herein, neither the Buyer Indemnified Party nor Kodak will file any papers or consent to the entry of any judgment or enter into any settlement with respect to a Third Party Claim without the prior written consent of the other party; provided, however, that Kodak may settle any claim for which it is indemnifying a Buyer Indemnified Party where the settlement only involves a payment of money to be paid in full by Kodak.  The parties will act in good faith in responding to, defending against, settling or otherwise dealing with such claims.  The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto.

Section 6.5.           Effect on Purchase Price.  Buyer and Kodak agree that any indemnification payment made pursuant to this Assignment Agreement will be treated for tax purposes as an adjustment to the Cash Purchase Price, unless otherwise required by applicable law.

Section 6.6.           Mitigation.  Buyer and Kodak will cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts to mitigate, whether by seeking claims against a third party or otherwise, or resolve any such claim or liability.

Section 6.7.           Sole Remedy.

(a)           The rights of indemnification provided by this Article VI constitute the sole and exclusive basis, means of recourse and remedy for any and all claims or Losses arising under, out of or related to this Assignment Agreement; provided, however, that either party may seek equitable relief, including the remedies of specific performance and injunction, with respect to the breach of any covenant or agreement to be performed after Closing and may seek any remedy available to it at law or in equity for any claims based on fraud.  None of Kodak, Buyer or any other Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise with respect to such Losses.  Neither party hereto will have any remedies or causes of action (whether in contract or tort) under this Assignment Agreement for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Assignment Agreement.  Notwithstanding the foregoing, the remedies and means of recourse between the parties with respect to each Ancillary Agreement are provided by such Ancillary Agreement and not by this Assignment Agreement.

(b)           All representations and warranties set forth in this Assignment Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth in this Article VI.

Section 6.8.           No Additional Representations; Non-Reliance.  Except for the specific representations and warranties expressly made by Kodak in Section 4.1, (a) Kodak does not make and has not made any representation or warranty, express or implied, at law or in equity, in respect of Kodak, the Assigned Patents, the Assigned Contract, the Assumed Liabilities, or any other or related assets, liabilities, operations, prospects or conditions (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of its business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding Kodak or its business furnished to Buyer or its representatives or made available to Buyer and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction, or in respect of any other matter or thing whatsoever, and (b) no officer, agent, representative or employee of Kodak has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Assignment Agreement and subject to the limited remedies herein provided.  Buyer is acquiring the Assigned Patents, the Assigned Contract, assuming the Assumed Liabilities and otherwise engaging in the Transaction subject only to the specific representations and warranties contained in Section 4.1, as further limited by the specifically bargained-for exclusive remedies as set forth in this Article VI. In addition, Kodak has disclaimed and does hereby disclaim any representation or warranty made by any Person that is not contained in Section 4.1.

Section 6.9.           Third Party Recoveries.  In determining the amount of any Losses for which a Buyer Indemnified Party or a Kodak Indemnified Party (collectively, the “Indemnified Parties”) is entitled to assert a claim for indemnification hereunder, the amount of any such Losses will be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention) and other third party recoveries actually received by Buyer in respect of such Losses.  If an indemnification payment is received by an Indemnified Party, and such Indemnified Party later receives insurance proceeds and other third party recoveries in respect of the related Losses, the Indemnified Party will pay to the indemnifying party within three (3) business days after receipt of such proceeds, a sum equal to the lesser of (a) the actual amount of such insurance proceeds and other third party recoveries or (b) the actual amount of the indemnification payment previously paid with respect to such Losses.

Section 6.10.        No Consequential Damages.  IN NO EVENT WILL EITHER PARTY HAVE ANY LIABILITY FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES HOWEVER CAUSED AND REGARDLESS OF HOW ARISING, WHETHER FROM AN ACTION IN TORT, CONTRACT OR OTHERWISE, TO THE FULL EXTENT SUCH MAY BE DISCLAIMED BY APPLICABLE LAW, AND REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE LIKELIHOOD OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THIS WAIVER WILL NOT LIMIT ANY LIABILITY OF EITHER PARTY TO INDEMNIFY ANY INDEMNIFIED PARTY FOR ANY LOSS ARISING FROM DAMAGES OF ANY KIND WHICH THE INDEMNIFIED PARTY IS REQUIRED TO PAY TO A THIRD PARTY.

ARTICLE VII.

GENERAL PROVISIONS

Section 7.1.           Notices.  All notices or other communications given hereunder will be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if delivered by a nationally recognized overnight courier service, to the party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

If to Kodak:	Eastman Kodak Company
343 State Street
Rochester, New York 14650
Telephone: 585-724-3046
Attn: General Counsel and Chief Intellectual Property Officer

with a copy to:	Harter, Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, New York 14604
Telephone: 585-231-1106
Attn: Thomas R. Anderson, Esq.

If to Buyer:	OmniVision Technologies, Inc.
4275 Burton Drive
Santa Clara, California 95054
Telephone: 408-567-3000
Attn: General Counsel

with a copy to:	Morgan Lewis & Bockius LLP
2 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306
Telephone: 650-843-4000
Attn: Lucas Chang, Esq.

All such notices and other communications will be deemed to have been given and received effective as of (a) in the case of personal delivery, on the date of such delivery, or (b) in the case of a nationally recognized, overnight courier service, on the business day following dispatch.

Section 7.2.           Amendment; Waiver.  Any provision of this Assignment Agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Kodak, or in the case of a waiver, by the party against whom the waiver is to be effective.  Except as contemplated by the last sentence of Section 6.3(c), no failure or delay by either party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided will be cumulative and, except as otherwise expressly provided herein, not exclusive of any rights or remedies provided by law.

Section 7.3.           Assignment.  Neither party may assign or delegate its rights or obligations under this Assignment Agreement (whether by operation of law, change of control, or otherwise), either in whole or in part, without the prior written consent of the other party, except that (a) Buyer may assign, delegate or transfer all of its rights or obligations under this Assignment Agreement to any of its Affiliates, and (b) Kodak may assign, delegate or transfer any of its rights or obligations under this Assignment Agreement to any purchaser or successor of interest of all or substantially all of the assets and business of Kodak to which this Assignment Agreement pertains.  Any attempted assignment in violation of this Section 7.3 will be void and without effect.  Subject to the foregoing, this Assignment Agreement will benefit and bind the parties’ successors and permitted assigns.

Section 7.4.           Survival.  All of the respective representations and warranties of Kodak and Buyer contained in this Assignment Agreement, and all indemnification obligations of either party with respect thereto, will survive Closing for the Indemnification Holdback Period, provided, that the representation contained in Section 4.1(e), and all indemnification obligations of Kodak with respect thereto, shall survive Closing for a period of three (3) years from the Closing Date.  The covenants and agreements of the parties set forth in this Assignment Agreement will survive until fully performed or until such performance is expressly waived in writing by the other party.

Section 7.5.           Reliance.  Buyer acknowledges that it is a sophisticated party and has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits, risks and suitability of entering into this Assignment Agreement and consummating the Transaction.  Buyer is dealing with Kodak on a professional arm’s-length basis and has expertise in assessing tax, legal, jurisdictional, regulatory and other risks associated with entering into this Assignment Agreement and consummating the Transaction.

Section 7.6.           Injunctive Relief.  Either party may seek equitable relief, including the remedies of specific performance and injunction, with respect to any actual or attempted breach of this Assignment Agreement.

Section 7.7.           Expenses.  Except as otherwise expressly provided by this Assignment Agreement, all costs and expenses incurred in connection with this Assignment Agreement and the Transaction will be borne by the party incurring the same.

Section 7.8.           Payment of Holdbacks; Interest on Payments.  Payment of the Assignment Holdback Amount and of any portion of the Indemnification Holdback payable to Kodak pursuant to Section 3.2(a)(i), or Section 6.3(d) will be made by wire transfer of immediately available funds to the bank account specified in Section 3.2(b)(i) within three (3) business days after the conditions required to release such payments are satisfied; provided, however, that upon expiration of the Indemnification Holdback Period, Buyer will deliver to Kodak the balance, if any, of the Indemnification Holdback Amount, as determined in accordance with Section 6.3(d), no later than 2:00 p.m. (Rochester, New York time) on December 31, 2011.  To the extent that any amounts owed to Kodak are not paid to Kodak when due, such amounts will bear simple interest at a rate of one percent (1%) per month (or the maximum rate permitted by law, whichever is less) until paid in full.  Interest will be payable at the same time as the payment bearing such interest is paid.  Partial prepayments of such payment will be applied first to accrued and unpaid interest in the order in which such interest was incurred, and then to principal.

Section 7.9.           Governing Law.  This Assignment Agreement will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

Section 7.10.        Inferences.  Inasmuch as this Assignment Agreement is the result of negotiations between sophisticated parties of equal bargaining power represented by counsel, no inference in favor of or against either party will be drawn from the fact that any portion of this Assignment Agreement has been drafted by or on behalf of such party.

Section 7.11.        Severability.  If any provision of this Assignment Agreement is determined to be invalid or unenforceable, the validity or enforceability of the other provisions or of this Assignment Agreement as a whole will not be affected; and, in such event, such provision will be changed and interpreted so as best to accomplish the objectives of such provision within the limits of applicable law or applicable court decision.

Section 7.12.        Entire Agreement.  This Assignment Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

Section 7.13.        Headings.  The heading references herein are for convenience purposes only, do not constitute a part of this Assignment Agreement and will not be deemed to limit or affect any of the provisions hereof.

Section 7.14.        Counterparts; Electronic Signatures.  This Assignment Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which will constitute one and the same Assignment Agreement.  Facsimile signatures or signatures delivered by email in .pdf or similar format will be deemed original signatures for purposes of this Assignment Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Assignment Agreement as of the date first above written.

EASTMAN KODAK COMPANY	OMNIVISION TECHNOLOGIES, INC.

/s/ Tim Lynch	/s/ Yun Hwa Chou
Name: Tim Lynch	Name: Yun Hwa Chou AKA Vicky Chou
Title: Vice President	Title: VP of Global Management and GC

[Signature Page to Patent Assignment Agreement]